SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___to ___

Commission file number 001-36599

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MB Financial, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MB Financial, Inc. 800 West Madison Street Chicago, Illinois 60607

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Required Information

The MB Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of RSM US LLP.

MB Financial, Inc.
401(k) Profit Sharing Plan

Financial Report
December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Audit Committee
MB Financial, Inc. 401(k) Profit Sharing Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of MB Financial, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As discussed in Note 8, to the financial statements, the Plan was amended to merge MainStreet Investment Advisors, LLC 401(k) Plan and Trust, and Celtic Leasing Corp. Retirement Savings Plan into the Plan effective May 31, 2017 and June 29, 2017, respectively. All plan assets of MainStreet Investment Advisors, LLC 401(k) Plan and Trust, and Celtic Leasing Corp. Retirement Savings Plan were transferred to the Plan on June 1, 2017 and June 30, 2017, respectively.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2004.

/s/RSM US LLP
Columbus, Ohio
June 29, 2018

MB Financial, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2017 and 2016
	2017	2016
Assets
Investments at fair value:
Shares of registered investment companies	$362,967,970	$252,137,341
Common/collective trust	25,829,240	24,274,852
MB Financial, Inc. common stock	13,657,458	14,228,627
	402,454,668	290,640,820
Receivables:
Employer contributions, net of forfeitures	8,945,616	7,969,859
Participants contributions	—	448,553
Notes receivable from participants	6,981,284	5,208,138
Plan transfer in (Note 8)	—	29,468,197
	15,926,900	43,094,747
Total assets	418,381,568	333,735,567
Liabilities	—	—
Net assets available for benefits	$418,381,568	$333,735,567

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Investment income:
Net appreciation in fair value of investments	$48,320,495
Dividends and interest	9,196,988
Net investment income	57,517,483

Interest income on notes receivable from participants	292,282

Contributions:
Participants	21,610,053
Employer	17,180,717
Rollovers	2,926,830
Total contributions	41,717,600

Total additions	99,527,365

Deductions:
Benefits paid	24,523,796
Administrative expenses	331,201
Total deductions	24,854,997

Net increase before transfers	74,672,368
Transfer in from plan mergers (Note 8)	9,973,633
Net increase	84,646,001

Net assets available for benefits:
Beginning of year	333,735,567
End of year	$418,381,568

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 1.	Plan Description

The following description of the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan"), provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all eligible full-time and part-time employees of MB Financial, Inc. (the "Company") and certain of its subsidiaries.  Employees are eligible upon completion of three months of service and enter the Plan effective as of the first day of the month following meeting eligibility.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Participant accounts:

Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of (a) Plan earnings and (b) the Company's profit sharing contributions. Allocations are based on participant earnings or account balances, as defined. Each participant's account is charged an administrative expense. The administrative expense structure is based on a fixed fee.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:

The Company contributes to the Plan from current or accumulated profits.  In 2017, the Company contributed on behalf of each participant a matching contribution equal to 100% of each participant's deferral contribution up to the first 1% of the participant's eligible compensation and 50% of each participant's deferral contribution for the next 5% of the participant's eligible compensation, along with a profit sharing contribution of approximately 3.25% of eligible compensation.  Matching contributions are required by the Plan, while profit sharing contributions are discretionary.

Each participant may make tax deferred contributions of up to 75% of his or her compensation, as defined in the Plan.  Participants may also make Roth contributions as allowed by the Plan.  Participants may make rollover contributions to the Plan from prior employer plans.  Contributions are subject to certain limitations. The Plan allows for automatic enrollment once a participant is eligible to make contributions to the Plan unless the participant elects not to contribute to the Plan. The automatic contribution percentage starts at 4% and increases 1% annually up to 7%. In addition, if a participant elects to contribute to the Plan, the participant's contribution election percentage increases 1% annually up to 7%.

Vesting:

Participants are immediately vested in their contributions.  Vesting in the Company matching contributions plus actual earnings thereon, if any, occurs after two years of credited service.  Vesting in the Company’s profit sharing contribution portion of their accounts plus actual earnings thereon, if any, is based on years of service, as defined.  A participant is 100% vested in the Company's profit sharing contributions after six years of credited service, with 20% annual vesting starting after completion of two years of credited service.

Investment options:

Upon enrollment in the Plan, participants may direct their contributions, the Company's matching contributions, and the Company's profit sharing contributions in a variety of investment options as more fully described in the Plan's literature.  Participants may change their investment options at any time. Participants are subject to the Company's insider trading restrictions when making changes to investments in MB Financial, Inc. common stock.

Notes receivable from participants:

Participants may borrow from their accounts, generally up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances.  Loan terms range from one to five years or up to 15 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant's account.  The interest rate is the Prime Rate as received by Vanguard from Reuters plus 1%.  The procedure for determining the loan interest rate is subject to change at the discretion of the Plan Administrator.  Interest rates on loans outstanding as of December 31, 2017 ranged from 3.25% to 9.25%.  Principal and interest payments are required to be paid not less than quarterly.

Payment of benefits:

Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments.  Upon termination, a participant may elect to receive a lump-sum amount or direct rollover into another plan equal to the vested value of his or her account or a split distribution between these two options or maintain the funds in the Plan.  Additionally, the Plan allows for hardship withdrawals under specific situations outlined in the Plan document.  In the case of a qualifying hardship withdrawal, the Administrator, at the election of the Participant, shall direct the trustee to distribute to any participant in any one plan year up to the lesser of 100% of the vested balance of any account of the participant, or the amount necessary to satisfy the immediate and heavy financial need of the participant or a beneficiary of the participant.

Benefits are recorded when paid.

Forfeitures:

Forfeited non-vested accounts shall be used to reinstate previously forfeited account balances for participants who left and later returned to the Company and reduce the contribution of the Company in the year in which such forfeitures occur. In March 2017, approximately $675,000 was used to reduce 2016 Company contributions.  For the year ended December 31, 2017, the Company contributions remitted to the Plan in March 2018 were reduced by approximately $882,000 from forfeited non-vested accounts.

Trustee and Recordkeeper:

The Plan custodian, recordkeeper and trustee is Vanguard Fiduciary Trust Company (Vanguard).

Note 2.	Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Note 3.	Related-Party Transactions

The Company provides certain administrative services to the Plan and is not reimbursed.  Certain other administrative expenses are paid by the Company.  These expenses are not material to the financial statements.

The Plan held 306,771 shares of MB Financial, Inc. common stock with a cost of $7,919,940 and a fair value of $13,657,458 at December 31, 2017.  The Plan purchased approximately 27,036 shares of MB Financial, Inc. common stock at a cost of $1,187,949 and sold approximately 21,527 shares for $951,332 during the year ended December 31, 2017.  The Plan held 301,262 shares of MB Financial, Inc. common stock with a cost of $7,451,781 and a fair value of $14,228,627 at December 31, 2016.

The Plan invests in certain registered investment companies and a common/collective trust managed by Vanguard.  Vanguard is the trustee and custodian of the Plan's assets and therefore these transactions qualify as party-in-interest transactions. Total fees paid to Vanguard amounted to $331,201 for the year ended December 31, 2017.

Note 4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.

Note 5.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures establishes a framework for measuring fair value as it relates to financial assets and liabilities and to nonfinancial assets and liabilities measured at fair value on a recurring basis.  That framework provides a three-level valuation hierarchy based upon observable and unobservable inputs, with preference given to observable inputs.  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Observable inputs such as quoted prices for identical assets or liabilities;

Level 2
Observable inputs such as (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active and do not require significant adjustment based on unobservable inputs; or (iii) valuations based on pricing models, discounted cash flow methodologies or similar techniques where significant inputs (e.g. interest rates, yield curves, etc.) are derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3
Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or input is unobservable.  Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.  Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered Investment Companies:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trust: Valued at the NAV per unit held by the Plan at year end as quoted and published by the fund. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities, and is the basis for current transactions. Participant transactions may occur daily.

MB Financial, Inc. Common Stock:  Valued at the closing price reported on the NASDAQ Stock Market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Changes in Fair Value Levels:

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2017, there were no transfers in or out of Levels 1, 2, or 3.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Shares of registered investment companies	$362,967,970	$—	$—	$362,967,970
Common/collective trust	25,829,240	—	—	25,829,240
MB Financial, Inc. common stock	13,657,458	—	—	13,657,458
Total	$402,454,668	$—	$—	$402,454,668

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Shares of registered investment companies	$252,137,341	$—	$—	$252,137,341
Common/collective trust	24,274,852	—	—	24,274,852
MB Financial, Inc. common stock	14,228,627	—	—	14,228,627
Total	$290,640,820	$—	$—	$290,640,820

Note 6.	Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated November 9, 2017, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code ("IRC").  The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.  The Plan has been amended subsequent to the most recent amendment indicated in the determination letter.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS, state or local taxing authorities. No uncertain tax positions have been taken as of December 31, 2017.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

Note 7.	Reconciliation of Differences Between These Financial Statements and the Financial Information Required on Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$418,381,568	$333,735,567
Increase in investments related to reclass from notes receivable to investments	6,981,284	5,208,138
Decrease in receivables related to reclass from notes receivable to investments	(6,981,284)	(5,208,138)
Net assets available for benefits per the Form 5500	$418,381,568	$333,735,567

Changes in net assets available for benefits per the financial statements	$84,646,001
Increase in investment income related to reclass from notes receivable to investments	292,282
Decrease in interest income related to reclass from notes receivable to investments	(292,282)
Changes in net assets available for benefits per the Form 5500	$84,646,001

Note 8.	Plan Mergers

On August 24, 2016, MB Financial, Inc., the Plan Administrator, acquired American Chartered Bancorp, Inc., the plan administrator of American Chartered Bank 401(k) Plan (the "American Chartered Plan"), and became the sponsor of the American Chartered Plan. The Plan was amended to merge the American Chartered Plan into the Plan effective December 31, 2016. Total assets transferred in from the American Chartered Plan were approximately $29.5 million. A plan transfer in receivable of approximately $29.5 million was recorded as of December 31, 2016 on the statement of net assets available for benefits for the net assets of the American Chartered Plan, which were received by the Plan on January 3, 2017.

In 2017, the Plan was amended to merge the MainStreet Investment Advisors, LLC 401(k) Plan and Trust and the Celtic Leasing Corp. Retirement Savings Plan into the Plan effective May 31, 2017 and June 29, 2017, respectively. MainStreet Investment Advisors, LLC and Celtic Leasing Corp. are subsidiaries of MB Financial Bank, a subsidiary of MB Financial, Inc. Total assets transferred in from the MainStreet Investment Advisors, LLC and Celtic Leasing Corp. were approximately $3.1 million and $6.8 million, respectively.

Note 9.	Subsequent Event

On May 20, 2018, Fifth Third Bancorp, an Ohio corporation (“Fifth Third”), and its wholly-owned subsidiary, Fifth Third Financial Corporation, an Ohio corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company. The Merger Agreement provides that upon the terms and subject to the conditions set forth therein, the Company will merge with a subsidiary of Fifth Third.

MB Financial, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i - Assets (Held at End of Year)
December 31, 2017
EIN 36-4460265, PN 001
		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost	Value
*	Baird Core Plus Bond Fund; Institutional Class	Registered Investment Company	N/A	$16,164,705
*	TRP Blue Chip Growth Fund	Registered Investment Company	N/A	30,496,514
*	TRP Dividend Growth Fund	Registered Investment Company	N/A	8,108,444
*	Vanguard Institutional Index Fund	Registered Investment Company	N/A	31,999,557
*	Vanguard Institutional Target Retirement 2015 Fund	Registered Investment Company	N/A	10,774,632
*	Vanguard Institutional Target Retirement 2020 Fund	Registered Investment Company	N/A	13,180,749
*	Vanguard Institutional Target Retirement 2025 Fund	Registered Investment Company	N/A	37,549,813
*	Vanguard Institutional Target Retirement 2030 Fund	Registered Investment Company	N/A	21,280,243
*	Vanguard Institutional Target Retirement 2035 Fund	Registered Investment Company	N/A	35,219,481
*	Vanguard Institutional Target Retirement 2040 Fund	Registered Investment Company	N/A	14,722,746
*	Vanguard Institutional Target Retirement 2045 Fund	Registered Investment Company	N/A	21,386,295
*	Vanguard Institutional Target Retirement 2050 Fund	Registered Investment Company	N/A	11,784,073
*	Vanguard Institutional Target Retirement 2055 Fund	Registered Investment Company	N/A	4,486,668
*	Vanguard Institutional Target Retirement 2060 Fund	Registered Investment Company	N/A	1,161,523
*	Vanguard Institutional Target Retirement 2065 Fund	Registered Investment Company	N/A	18,771
*	Vanguard Institutional Target Retirement Income Fund	Registered Investment Company	N/A	7,889,159
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	N/A	20,738,163
*	Vanguard Mid-Cap Index Fund Institutional Shares	Registered Investment Company	N/A	17,593,274
*	Vanguard Prime Money Market Fund	Registered Investment Company	N/A	880,114
*	Vanguard Small-Cap Index Fund Institutional Shares	Registered Investment Company	N/A	18,020,843
*	Vanguard Total Bond Market Index Fund Admiral Shares	Registered Investment Company	N/A	7,172,557
*	Vanguard Total International Bond Index Fund Admiral Shares	Registered Investment Company	N/A	884,069
*	Vanguard Total International Stock Index Fund Admiral Shares	Registered Investment Company	N/A	7,029,290
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	N/A	24,426,287
*	Vanguard – Retirement Savings Trust III	Common/Collective Trust	N/A	25,829,240
*	MB Financial, Inc. Common Stock	Common Stock	N/A	13,657,458
*	Participant Loans	Interest Rates Range from 3.25% to 9.25%; Maturing through October 28, 2032	N/A	6,981,284
				$409,435,952
*	Party-in-interest.
N/A - Investments are participant directed; therefore, cost is not applicable.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Date:	June 29, 2018	/s/Rosemarie Bouman
Rosemarie Bouman
Member, MB Financial, Inc. 401(k) Plan Committee